FNC Ag Stock, LLC

(SEC I.D. No. 8-69177)

Statement of Financial Condition
as of September 30, 2020
and Report of Independent Registered Public Accounting Firm

Filed pursuant to 17a-5(e)(3)
as a **PUBLIC** document.

FNC AG STOCK, LLC

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69177

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 AND ENDING 09/30/20

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNC Ag Stock, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4050 Garden View Drive Suite 103

                                (No. and Street)

Grand Forks   ND   58201

   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nick Watson (701) 780-2828

                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP

                         (Name – if individual, state last, first, middle name)

800 Nicolet Mall Suite 1300	Minneapolis	MN	55403-7033
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nick Watson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FNC Ag Stock, LLC _____, as of November 24th _____, 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Managing Members
FNC Ag Stock, LLC
Grand Forks, North Dakota

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of FNC Ag Stock, LLC (the Company) as of September 30, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as FNC Ag Stock, LLC's auditor since 2015.

Eide Bailly LLP

Minneapolis, Minnesota
November 24, 2020

What inspires you, inspires us. Let's talk. | eidebailly.com   1

U.S. Bancorp Center | 800 Nicollet Mall, Ste. 1300 | Minneapolis, MN 55402-7033 | T 612.253.6500 | F 612.253.6600 | EOE

FNC AG STOCK, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2020

	2020
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 418,671
Other current assets	651
	419,322
TOTAL	$ 419,322
LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES:	
Commissions payable	$ 1,481
Contract liabilities	34,213
Total current liabilities	35,694
MEMBER'S EQUITY:	
Farmers National Company Member's equity	383,628
Total member's equity	383,628
TOTAL	$ 419,322

See notes to financial statements.

FNC AG STOCK, LLC

**NOTES TO FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2020 AND
FOR THE YEAR ENDED SEPTEMBER 30, 2020**

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — FNC Ag Stock, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a Delaware Limited Liability Company. Operations for FNC Ag Stock, LLC began on August 27, 2013. FNC Ag Stock, LLC is a wholly owned entity of Farmers National Company (the "Parent") which is a wholly owned subsidiary of FNC, Inc. The Company's limited liability company agreement defines the period of the duration. The agreement states the Company's continuation as a limited liability company is dependent upon the existence of the member of the LLC. The Company maintains a special account for the exclusive benefit of customers. Therefore, the Company is exempt from the provisions of the SEC Rule 15c3-3 under paragraph (k)(2)(i).

FNC Ag Stock, LLC operates an alternative trading service for the secondary trading of securities issued by cooperatives and limited partnerships in the agricultural and energy sectors. The Company runs a qualified matching service. The Company had two individuals who serve as agents as of September 30, 2020. Furthermore, the Company has an agreement in place with an escrow agent. The escrow agent is responsible for holding the purchasers' funds and distributing commissions and remaining sales price to the Company and the sellers, respectively.

Use of Estimates — In preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable — The Company's accounts receivable consist of commission due from the escrow agent. Historically, the Company has not experienced losses related to receivables and it is not considered to be a significant credit risk.

Cash Equivalents — The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk – The Company's cash balances are maintained in a bank deposit account, the balance of which may periodically exceed federally insured limits.

Advertising Costs – The Company's advertising costs are charged to expense as incurred.

Income Taxes — The Company is operating as a limited liability company and, consequently, earnings pass through to the members and are taxed at the member level. Accordingly, no federal or state income tax provision has been included in these financial statements. If the Company were subject to income taxes, interest, and penalties, any would be recorded in federal income tax expense. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained by the taxing authorities, based on the technical merits of the position. There are no uncertain tax positions as of September 30, 2020.

Subsequent Events – The Company has evaluated subsequent events through November 24, 2020.

Recently Issued and Adopted Accounting Standards In February 2016, the FASB issued ASU No. 2016-02, "Leases" (Topic 842). The provisions of ASU 2016-02 require a dual approach for lessee accounting under which a lessee would recognize a right-of-use asset and a corresponding lease liability. Leases will be

classified as either finance or operating leases. For finance leases, a lessee will recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee will recognize a straight-line total lease expense. The guidance also requires qualitative and specific quantitative disclosures to supplement the amounts recorded in the financial statements, to afford better understanding of an entity's leasing activities, including any significant judgments and estimates. ASU 2016-02 was effective for the Company beginning October 1, 2019. Under the standard, entities may make an accounting policy election not to record a right-of-use asset and lease liability for short-term leases, which are defined as leases with a lease term of 12 months or less.

The Company's lease liability falls under its expense sharing agreement with the Parent. This expense sharing agreement is a 12 month agreement effective October 1, 2019, through September 30, 2020 and automatically extending on a month-to-month basis thereafter. Due to the short-term nature of the expense sharing agreement, the Company has made the policy election not to record a right-of-use asset and lease liability.

2. **REVENUE FROM CONTRACTS WITH CUSTOMERS**

Brokerage Commissions. The Company facilitates the execution of buy and sell transactions on behalf of its customers. Commission revenues and related commission expenses are recorded on a trade-date basis as transactions are approved by the board of directors of the Company issuing the units. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Contract Fees. The Company has written trade agreements with cooperatives and energy producers to facilitate the stock trades on behalf of these businesses. Many of the trade agreements include an annual contract maintenance fee paid to the Company for the services provided to the buying and selling shareholders. The Company believes the performance obligation is satisfied equally over the 12 month contract period because the business is eligible to utilize the services of the Company equally throughout duration of the agreement.

Disaggregated Revenue from Contracts with Customers. The following table presents revenue by major source:

Revenue from Contracts with Customers	
Brokerage Commissions	$169,634
Contract Fees	81,265
Total Revenue	**$250,899**

Contract Liabilities. The timing of revenue recognition related to contract fees results in contract liabilities. The annual payment is received on the anniversary of the trading service contract. The payment represents services for one year after the payment is made. Revenue for these payments is recognized on a monthly basis with the balance of the contract considered a contract liability.

For the fiscal year ending September 30, 2020, contract liabilities (deferred revenue) had a beginning balance of $34,553 and a year end balance of $34,213. Because the contracts do not extend beyond 12 months, the entire opening contract liability balance of $34,553 was recognized as revenue during the current fiscal year.

3. **COMMISSIONS PAYABLE**

Commissions are paid to the agents. The payable at September 30, 2020 consists of $1,481 payable to agents.

4. **RELATED PARTY TRANSACTIONS**

The Company has transactions with its Parent, including rent and the performance of administrative services. There is an expense sharing agreement in place between the Company and its Parent. There was $99,600 paid to the Parent for salaries, benefits and taxes, office rent and office expense for the year ended September 30, 2020. There was not a payable to member as of September 30, 2020. The expense sharing agreement was effective beginning October 1, 2019 through September 30, 2020. The agreement states that it shall be further extended to an automatic month to month period until either party provides the other not less than 30 days advance written notice of its intent to modify or terminate the agreement.

5. **LEASE OBLIGATIONS**

The Company leases office space under its expense sharing agreement with the Parent. This expense sharing agreement is a 12 month agreement effective October 1, 2019 through September 30, 2020 and automatically extending on a month-to-month basis thereafter. Due to the short-term nature of the expense sharing agreement, there are no minimum lease commitments. Rent expense for the year ended September 30, 2020, was $9,600.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. FNC Ag Stock, LLC is required to maintain "adjusted net capital" equivalent to the greater of $5,000 or 6 2/3% of aggregated indebtedness. At September 30, 2020 the Company had net capital of $382,977, which was $377,977 in excess of its required net capital of $5,000.

7. **COMMITMENTS AND CONTINGENGIES**

The Company is involved in various legal matters from time to time. Management is of the opinion none of these legal actions will result in losses material to the financial position, results of operations, or cash flows of the Company.